As filed with the Securities and Exchange Commission on May 18, 2018
Registration No. 333-208751
 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 12 to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

RREEF Property Trust, Inc.
(Exact Name of Registrant as Specified in Governing Instruments)
345 Park Avenue, 26th Floor
New York, NY 10154
(212) 454-6260
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
_________________
Julianna S. Ingersoll
Chief Executive Officer
345 Park Avenue, 26th Floor
New York, NY 10154
(212) 454-6260
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
__________________________
With copies to:
Rosemarie A. Thurston
Jason W. Goode
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-208751
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 (No. 333-208751) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b)	Exhibits.
The following exhibits are filed as part of this registration statement:

Ex.	Description

23.4	Consent of Altus Group U.S. Inc.

24.1	Power of Attorney (included on signature page)

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on this 18th day of May, 2018.

RREEF Property Trust, Inc.

By:	/s/ Julianna S. Ingersoll
Julianna S. Ingersoll
Chief Executive Officer

Power of Attorney
We, the undersigned officers and directors of RREEF Property Trust, Inc., and each of us, hereby severally constitute and appoint Julianna S. Ingersoll and Eric M. Russell and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below any and all amendments to the registration statement filed herewith as well as any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and generally do all such things in our names and in our capacities as officers and directors to enable RREEF Property Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statements and any and all amendments thereto.
Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ Julianna S. Ingersoll	Chief Executive Officer (Principal Executive Officer)	May 18, 2018
Julianna S. Ingersoll

/s/ Eric M. Russell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 18, 2018
Eric M. Russell

/s/ W. Todd Henderson	Chairman of the Board	May 18, 2018
W. Todd Henderson

/s/ Marc L. Feliciano	Director	May 18, 2018
Marc L. Feliciano

/s/ James N. Carbone	Director	May 18, 2018
James N. Carbone

/s/Deborah H. McAneny	Independent Director	May 18, 2018
Deborah H. McAneny

/s/ Murray J. McCabe	Independent Director	May 18, 2018
Murray J. McCabe

/s/ M. Peter Steil, Jr.	Independent Director	May 18, 2018
M. Peter Steil, Jr.

/s/ Charles H. Wurtzebach	Independent Director	May 18, 2018
Charles H. Wurtzebach